Exhibit 99.2

AMENDMENT #1 TO

ELEVANCE HEALTH PUERTO RICO RETIREMENT PLAN

Pursuant to authority delegated by the Board of Managers of ATH Holding Company, LLC (the “Company”), the Elevance Health Puerto Rico Retirement Plan (the “Plan”), as amended and restated effective January 1, 2024, is hereby further amended, effective February 20, 2024, as follows:

1.

The Plan is amended to add the Elevance Health Stock Fund, as defined in Section 2.4 of the Plan. The Elevance Health Stock Fund will be made available to Plan participants for investment, in accordance with the Plan’s terms, as soon as reasonably practicable following the filing of Form S-8 with the U.S. Securities and Exchange Commission to register shares in connection with the Plan and distribution of a prospectus to Plan participants.

2.

The Plan’s provisions relating to the Elevance Health Stock Fund shall apply, and any provisions of the Plan stating that the Elevance Health Stock Fund is not included in the Plan shall cease to apply, including without limitation, the following—

•	The first sentence of Section 2.4 of the Plan is deleted; and

•	The first and second sentences of Section 7.3 are deleted.

IN WITNESS WHEREOF, this Amendment #1 to the Plan is executed as of the date set forth below by the authorized delegate of the Company.

/s/ Michael J. Berry
Michael J. Berry
VP Total Rewards, Elevance Health

Date:	February 12, 2024